SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for 2 February 2004

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               New York Stock Exchange: Treasury Stock Changes as at 31 December 2003

2.               Announcement regarding FUEL SUPPLY AGREEMENTS released on SENS on 14 January 2004

12 January 2003

The New York Stock Exchange

Attention: Mr Gregg A. Krowitz

NYSE - International

20 Broad Street, 13th Floor

New York, NY 10005

Dear Sirs

TREASURY STOCK CHANGES

We hereby advise in terms of section 204.33 of the NYSE Listed Company Manual that the Company reacquired the following Sasol Limited ordinary shares listed on the JSE Securities Exchange South Africa during the fiscal quarter 1 October 2003 to 31 December 2003:

Ordinary shares reacquired 1 October 2003 – 31 December 2003	315 000
Balance held as treasury stock as at 31 December 2003	60 111 477

Kind regards

SASOL LIMITED

MICHELLE DU TOIT

MANAGER: COMPANY SECRETARIAL SERVICES

Direct telephone	+27 11 441 3359
Direct facsimile	+27 11 522 5143
e-mail	michelle.dutoit@sasol.com

FUEL SUPPLY AGREEMENTS

As previously advised, the termination on 31 December 2003 of the Supply and Blue Pump Agreements which existed between Sasol and the other oil companies enabled a new dispensation for liquid fuels wholesaling and retailing.

On the wholesale front Sasol has reached agreement on arrangements for the supply of fuels to the other oil companies operating in South Africa, whilst on the retail front Sasol Oil’s merger with Exel Petroleum and the opening of the first Sasol branded Retail Convenience Centres heralds Sasol’s full entry into the retail market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 February 2004

By:	/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary